SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM is the champion of the transportation sector in the ‘Melhores e Maiores 2010’ ranking of EXAME

The 37th edition of the award highlights that the airline reversed net loss, earned 937 million dollars and has maintained market leadership

São Paulo, July 6, 2010 – TAM Airlines took first place among transportation companies at the 37th edition of the “Melhores e Maiores da EXAME – 2010” (Biggest and Best of EXAME Magazine – 2010). The award was presented last night at a ceremony in Sao Paulo, attended by the Central Bank president, Henrique Meirelles.

According to our CEO, Libano Barroso, the award is not only a recognition of the work of over 25 thousand employees, but an incentive for the company to continue growing without giving up the best service. "Being among the ‘Biggest and Best’ is a reason of proud and challenge", says. "We were born as a regional company, have conquered the international market and the leadership in the domestic market and now with the entry into the Star Alliance, we become a global company. Our target is to continue to grow and to maintain, in Brazil and abroad, the standard quality that has always characterized TAM", says.

The survey shows TAM as the 37th largest company in the country in sales. Besides the first place in Transportation, TAM also comes with the 6th largest payroll in the country, the 8th largest profit and the 4th most profitable. Among the champions of globalization was also highlighted among the most internationalized Brazilian companies, considering the sales of international tickets.

The “Maiores e Melhores” ranking is prepared by Exame magazine, of Abril publisher, in partnership with Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – Fipecafi (Institute Foundation of Accounting, Actuarial and Financial Reasearches), an institution linked to the USP - Universidade de São Paulo (Sao Paulo University).

About TAM (www.tam.com.br)

We are a member of the Star Alliance, have been leaders in the Brazilian domestic market since 2003 and as of May 2010, we held a 40.9% domestic market share and an 87.9% international market share. We operate regular flights to 43 destinations throughout Brazil and we serve 87 different Brazilian cities through our regional alliances. Operations abroad include flights to 18 destinations in the United States, Europe and South America, including the following cities: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that allow us to offer seats on flights with several international airlines, enabling our passengers to travel to 78 additional destinations in the U.S., Europe and South America.  Further, the Star Alliance offers flights to 1,167 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, our program, the TAM Loyalty Program, has over 6.9 million subscribers and has awarded more than 10.6 million airline tickets.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306 equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.